Dreyfus Fixed Income Securities

========================= DREYFUS MORTGAGE SHARES ===========================

The Portfolio did not hold any voting securities and accordingly did not vote any proxies during the reporting period.

======================= DREYFUS HIGH YIELD SHARES =========================

ADELPHIA COMMUNICATIONS CORP.

```
Ticker:       ADELQ        Security ID:  006848BC8
Meeting Date: SEP 12, 2006  Meeting Type: Written Consent
Record Date:  MAY 1, 2006
```

#	Proposal	Mgt Rec	Vote Cast	Sponsor
1	POTENTIAL ARAHOVA SETTLEMENT	None	For	Management
2	POTENTIAL FRONTIERVISION HOLDCO SETTLEMENT	None	For	Management
3	POTENTIAL OLYMPUS PARENT SETTLEMENT	None	For	Management
4	INTER-CREDITOR DISPUTE HOLDBACK	None	For	Management

ADELPHIA COMMUNICATIONS CORP.

```
Ticker:       ADELQ        Security ID:  006848BC8
Meeting Date: NOV 27, 2006  Meeting Type: Written Consent
Record Date:  OCT 18, 2006
```

#	Proposal	Mgt Rec	Vote Cast	Sponsor
1	THE PLAN	None	For	Management

HUNTSMAN CORP

```
Ticker:       HUN          Security ID:  447011107
Meeting Date: MAY 3, 2007   Meeting Type: Annual
Record Date:  MAR 16, 2007
```

#	Proposal	Mgt Rec	Vote Cast	Sponsor
1.1	Elect Director Nolan D. Archibald	For	For	Management
1.2	Elect Director H.W. Lichtenberger	For	For	Management
1.3	Elect Director Richard A. Michaelson	For	For	Management
2	Ratify Auditors	For	For	Management

OWENS CORNING

```
Ticker:       OWENQ        Security ID:  69073FAD5
Meeting Date: SEP 1, 2006  Meeting Type: Written Consent
Record Date:  JUL 14, 2006
```

#	Proposal	Mgt Rec	Vote Cast	Sponsor
1	PLAN OF REORGANIZATION	None	Did Not Vote	Management
2	RELEASED PARTIES ELECTION	None	Did Not Vote	Management

OWENS CORNING

```
Ticker:       OWENQ        Security ID:  69073FAE3
Meeting Date: SEP 1, 2006  Meeting Type: Written Consent
Record Date:  JUL 14, 2006
```

#	Proposal	Mgt Rec	Vote Cast	Sponsor
1	PLAN OF REORGANIZATION	None	Did Not Vote	Management
2	RELEASED PARTIES ELECTION	None	Did Not Vote	Management

TIME WARNER CABLE INC

```
Ticker:       TWC          Security ID:  88732J108
Meeting Date: MAY 23, 2007 Meeting Type: Annual
Record Date:  MAR 27, 2007
```

#	Proposal	Mgt Rec	Vote Cast	Sponsor
1.1	Elect Director David C. Chang	For	For	Management
1.2	Elect Director James E. Copeland, Jr.	For	For	Management
2	Ratify Auditors	For	For	Management
3	Approve Omnibus Stock Plan	For	For	Management
4	Approve Executive Incentive Bonus Plan	For	For	Management

UBIQUITEL OPERATING COMPANY

```
Ticker:                    Security ID:  90348AAG4
Meeting Date: NOV 2, 2006  Meeting Type: Written Consent
Record Date:  SEP 29, 2006
```

#	Proposal	Mgt Rec	Vote Cast	Sponsor
1	THE ADOPTION OF CERTAIN PROPOSED AMENDMENTS TO THE INDENTURES.	None	Did Not Vote	Management

```
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```

WILLIAMS COMPANIES, INC., THE

Ticker: WMB   Security ID: 969457100
Meeting Date: MAY 17, 2007   Meeting Type: Annual
Record Date: MAR 26, 2007

#	Proposal	Mgt Rec	Vote Cast	Sponsor
1	Elect Director Kathleen B. Cooper	For	For	Management
2	Elect Director William R. Granberry	For	For	Management
3	Elect Director Charles M. Lillis	For	For	Management
4	Elect Director William G. Lowrie	For	For	Management
5	Ratify Auditors	For	For	Management
6	Approve Omnibus Stock Plan	For	For	Management
7	Approve Qualified Employee Stock Purchase Plan	For	For	Management